March 16, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Jim B. Rosenberg

RE:	Prestige Brands Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011 Filed May 13, 2011 Form 10-Q for the Quarterly Period Ended December 31, 2011 Filed February 9, 2012 File No. 001-32433

Dear Mr. Rosenberg:

Prestige Brands Holdings, Inc. (sometimes referred to herein as the “Registrant”, the “Company”, “we” or “our”), submits this response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) letter dated February 17, 2012 to Mr. Ronald M. Lombardi regarding the above-referenced Form 10-K and Form 10-Q.  For convenience, we have reproduced the Staff's comments immediately preceding each of the Registrant’s responses.

Form 10-K for Fiscal Year Ended March 31, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Intangible Assets and Goodwill, page 33

Comment

1.
You indicate the brands that comprise the majority of intangible assets, primarily trademarks with indefinite lives, at March 31, 2011. Intangible assets represent 82% of pro forma total assets and 281% of pro forma stockholders’ equity reported in your Form 8-K filed on January 18, 2012. Considering the significance of intangible assets and acquisitions that have occurred during fiscal 2012, we believe you should disaggregate total intangible assets in the same manner in which you disclose revenue by product, as required by ASC 280-10-50-40. Provide us proposed disclosure to be included in future periodic reports.

Response
Considering the significance of the intangible assets and the acquisitions that have occurred during fiscal 2012, we will revise our disclosures in future filings to disaggregate total intangible assets in the same manner in which we disclose revenue for each group of similar products as required by ASC 280-10-50-40. Below are the disclosures we propose to make in future filings in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, based on the Company’s Form 10-K for the fiscal year ended March 31, 2011:

	March 31, 2011			March 31, 2010
(In thousands)	Over-the- Counter Healthcare	Household Cleaning	Consolidated	Over-the- Counter Healthcare	Household Cleaning	Consolidated
Indefinite Lived:
Cough & Cold	$185,453	$—	$185,453	$88,843	—	$88,843
GI	75,866	—	75,866	—	—	—
Eye & Ear Care	95,980	—	95,980	95,980	—	95,980
Dermatologicals	149,927	—	149,927	149,927	—	149,927
Oral Care	61,438	—	61,438	—	—	—
Household Cleaning	—	119,820	119,820	—	119,820	119,820
Total Indefinite Lived Intangible Assets	568,664	119,820	688,484	334,750	119,820	454,570

Finite Lived:
Cough & Cold	18,225	—	18,225	19,575	—	19,575
Eye & Ear Care	9,645	—	9,645	10,181	—	10,181
Dermatologicals	9,382	—	9,382	11,115	—	11,115
Oral Care	16,353	—	16,353	17,473	—	17,473
Other OTC	12,872	—	12,872	8,301	—	8,301
Household Cleaning	—	31,400	31,400	—	33,144	33,144
Total Finite Lived Intangible Assets, Net	66,477	31,400	97,877	66,645	33,144	99,789

Total Intangible Assets, Net	$635,141	$151,220	$786,361	$401,395	$152,964	$554,359

Notes to Consolidated Financial Statements
Note 18. Business Segments, page 77

Comment

2.
Provide us proposed disclosure to be included in future periodic reports of revenues for each product or each group of similar products as required by ASC 280-10-50-40. In your February 9, 2012 earnings presentation, you disaggregated revenue into analgesics, cough/cold, GI, eye & ear, dermatological, oral care and sleep aids.

Response
In our February 9, 2012 earnings presentation, we disaggregated revenue into similar product groups as set forth in Comment 2 above. In future filings, we will combine our sleep aids into the other OTC brands and will not separately disclose sleep aids. Therefore, set forth below is our proposed disclosure in future filings for net revenues, based on the Company’s Form 10-K for the fiscal year ended March 31, 2011.

	Year Ended March 31,
(In thousands)	2011	2012
Analgesics	$3,063	$3,360
Cough & Cold	75,013	45,853
GI	4,067	—
Eye & Ear Care	70,724	65,274
Dermatologicals	51,398	47,240
Oral Care	26,518	16,660
Other OTC	3,802	3,519
Total OTC Segment	234,585	181,906
Household Cleaning Segment	101,925	110,696
Consolidated Net Revenues	$336,510	$292,602

Form 10-Q for the Quarterly Period Ended December 31, 2011
Notes to Consolidated Financial Statements
Note 20. Gain on Settlement, page 24

Comment

3.
Specify the nature of the litigation matter in proposed disclosure to be included in future periodic reports. Tell us when the costs netted against the payment received were incurred and why the costs were not required to be charged to expense when incurred if incurred prior to the quarter ended June 30, 2011.

Response
The specific nature of the litigation was a legal malpractice and breach of contract action the Registrant brought against a law firm that previously represented the Registrant. We note the Staff’s comment and we propose to include the following disclosure in future periodic reports:

On June 15, 2011, we received a settlement payment of $8.0 million in the resolution of pending litigation, which Prestige Brands, Inc. had initiated for legal malpractice, breach of contract and breach of fiduciary duty against a law firm and two individual lawyers who had previously provided legal representation to Prestige Brands, Inc.

Because the result of the litigation could only have resulted in a potential gain and the amount could not be determined prior to the settlement, the settlement payment was not disclosed prior to the actual receipt of the settlement. Additionally, the costs netted against the gain during the period ended June 30, 2011 were legal fees paid solely on a contingent basis and other immaterial legal fees incurred in the period ended June 30, 2011. All other costs and legal fees that were incurred prior to the period ended June 30, 2011 were immaterial and expensed as incurred.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 37

Comment

4.
You disclose for the nine months ended December 31, 2011 for the OTC Healthcare Segment that “Revenue increases for Little Remedies, Clear Eyes and The Doctor's were partially offset by revenue decreases in our other OTC Healthcare brands.” Provide us proposed disclosure to be included in future periodic reports that quantifies the amount of the revenue increase and decrease for each product or group of similar products and period presented.

Response
Historically, we have disclosed that in our OTC Healthcare segment we have five brands that we consider to be core brands, which were comprised of Chloraseptic, Clear Eyes, Compound W, Little Remedies and The Doctor’s. We have included these five brands in all periods presented, and we have historically disclosed the increase or decrease by segment and provided further explanation of significant increases or decreases from a particular product or product group to be more transparent to the reader.

However, because we did not consider the increases or decreases from a particular product during the nine months ended December 31, 2011 to be significant, we did not disclose the increases and decreases by product. For clarification, while the OTC Healthcare segment net revenues increased $72.2 million for the nine months ended December 31, 2011 compared to the nine months ended December 31, 2010, $68.7 million was due to the acquisition of Blacksmith Brands and the Dramamine brand. The remaining $3.5 million increase in net revenues was comprised of higher net revenues for Little Remedies of $3.5 million, Clear Eyes of $1.6 million and The Doctor’s of $1.5 million. These increases were partially offset by revenue declines in our other OTC brands of $3.1 million, which included revenue declines of Compound W and Chloraseptic of less than $0.1 million each.

Considering the significance of the acquisition of 15 OTC brands from GlaxoSmithKline that we completed on January 31, 2012, in our future filings we will disaggregate the net revenues for our brands into groups of similar products. These product groups are set forth below in our proposed disclosure for future filings, based on the Company’s Form 10-Q for the quarter ended December 31, 2011.

The proposed format of the table below will quantify the performance of each group of products in our future filings.

	Nine Months Ended December 31,
(In thousands)					Increase
Net Revenues	2011	%	2010	%	(Decrease)%
Analgesics	$1,954	0.6%	$2,293	1.0%	$(339)	(14.8)%
Cough & Cold	89,859	29.3%	52,024	21.7%	37,835	72.7%
GI	13,924	4.5%	—	—%	13,924	—%
Eye & Ear Care	53,940	17.6%	52,530	21.9%	1,410	2.7%
Dermatologicals	39,061	12.7%	39,295	16.4%	(234)	(0.6)%
Oral Care	33,711	11.0%	13,964	5.8%	19,747	141.4%
Other OTC	2,815	0.9%	2,914	1.2%	(99)	(3.4)%
Total OTC Revenues	235,264	76.6%	163,020	67.9%	72,244	44.3%
Household Cleaning	71,825	23.4%	77,127	32.1%	(5,302)	(6.9)%
Consolidated Net Revenues	$307,089	100.0%	$240,147	100.0%	$66,942	27.9%

Gross Profit, page 38

Comment

5.
You disclose for the nine months ended December 31, 2011 that gross profit for your legacy OTC Healthcare brands increased by $4.3 million. Provide us proposed disclosure to be included in future periodic reports that describes and quantifies each factor attributable to this increase.

Response
We note that the disclosure of the $4.3 million increase relates to the three months ended December 31, 2011, rather than the nine months ended December 31, 2011. In response to the Staff’s comment, we propose to include the following disclosure in future filings, based on the Company’s Form 10-Q for the quarter ended December 31, 2011:

Gross profit for the OTC Healthcare segment increased $12.9 million, or 35.3%, during the three months ended December 31, 2011 versus the three months ended December 31, 2010. The gross profit increase of $12.9 million for the OTC Healthcare segment was primarily the result of the additional gross profit related to the acquired Blacksmith Brands and Dramamine brand, which together added $8.6 million of gross profit. The remaining increase of $4.3 million was primarily due to an inventory adjustment charge of $3.5 million related to the Blacksmith Brands acquisition that was included in the three months ended December 31, 2010 and to a lesser extent, higher gross profit of $0.8 million from our Legacy Core OTC brands.

The Registrant hereby acknowledges that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this has been responsive to the Staff’s comments.  If there are additional questions or comments, please contact the undersigned at (914) 524-6806.

Very truly yours,

/s/ Ron Lombardi
Ronald M. Lombardi
Chief Financial Officer
 cc:           Samuel C. Cowley, Esq.